UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

VALLEY FORGE COMPOSITE TECHNOLOGIES, INC.
(Name of Issuer)

Class A Warrants
(Title of Class of Securities)

N/A
(CUSIP Number)

Coast To Coast Equity Group, Inc.
9040 Town Center Parkway
Sarasota, FL34202
(941) 351-4543
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Coast To Coast Equity Group, Inc.
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________

3. SEC Use Only
________________________________________________________________________________

4. Source of Funds (See Instructions) OO
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

6. Citizenship or Place of Organization: FL
________________________________________________________________________________

Number of Shares Beneficially Owned with:

7. Sole Voting Power: 2,800,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 2,800,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,800,000
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 5.6%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): CO
________________________________________________________________________________

The Reporting Person identified on pages 2 through 5 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Reporting Person’s Class A Warrants to purchase shares of the common stock, $.001 par value per share (the "Common Stock"), of Valley Forge Composite Technologies, Inc., a Florida corporation (the "Issuer"). As of the date of this filing, the Issuer's principal executive office was located at 50 E. River Center Boulevard, Suite 820, Covington, Kentucky 41011.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Coast To Coast Equity Group, Inc., a Florida corporation headquartered at 9040 Town Center Parkway, Bradenton, Florida 34202 (the "Reporting Person"). The primary business of the Reporting Person is to provide financial consulting services.

Until March, 13 2008, Coast To Coast Equity Group, Inc. was equally owned by Charles J. Scimeca, Tony N. Frudakis, and George Frudakis.

On March 13, 2008, the Reporting Person's shareholders elected to distribute the Reporting Person's assets, although to date the distribution has not been effected.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 26, 2008, the Reporting Person assigned 200,000 Class A warrants to a non-affiliate in a private transaction.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the assignment is to enable the recipient to acquire 200,000 shares of the Issuer and to generate a capital investment in the Issuer. There are no pending or prospective agreements with the recipient.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of March 31, 2008, the Issuer had 47,230,349 shares outstanding. If all 2,800,000 of the Reporting Persons warrants are exercised, the Reporting Person will be deemed to have beneficial ownership of 5.6% of the Issuer’s common stock. The three shareholders of the Reporting Person are Tony N. Frudakis, George Frudakis, and Charles J. Scimeca.

(b) As of May 29, 2008, Tony N. Frudakis, George Frudakis, and Charles J. Scimeca had direct ownership of 1,535,611, 1,609,611 and 1,211,266 shares, respectively, of the Issuer. Tony N. Frudakis, George Frudakis, and Charles J. Scimeca are U.S. citizens. These three shareholders have rights to an undetermined amount of the Reporting Person's Class A Warrants and Common Stock upon the distribution of assets of the Reporting Person.

On August 22, 2007, the Reporting Person entered into a put agreement whereby the Issuer could sell to the Reporting Person shares at $1.50 with a maximum credit line of $500,000. By January 10, 2008, the Issuer had exhausted the credit line. However, to date, the Issuer has not delivered the requisite 333,333 shares to the Reporting Person.

Tony N. Frudakis is employed on an uncompensated basis as the chief scientific officer of DNAPrint genomics, Inc., a company headquartered at 900 Cocoanut Avenue, Sarasota, Florida 34236.

Charles J. Scimeca is engaged in various businesses. He is a licensed real estate and mortgage broker in Florida and is frequently engaged by companies to provide investor relations and business consulting services. Charles J. Scimeca provides real estate and mortgage services under his individual name and under Coast To Coast Realty Group, which have an address of 9040 Town Center Parkway, Bradenton, Florida 34202. Mr. Scimeca is the president and one-third shareholder of Coast To Coast Equity Group, Inc., a Florida corporation. Through Coast To Coast Equity Group, Inc., Mr. Scimeca provides investor relations and business consulting services. Coast To Coast Equity Group, Inc. has an address of 9040 Town Center Parkway, Bradenton, Florida 34202.

George Frudakis is primarily engaged in real property development as a general contractor in the construction industry. He does business under the names Florida West and GAFF. His business address is 7935 213th Street East, Bradenton, Florida 34202.

Neither Tony N. Frudakis, George Frudakis, nor Charles J. Scimeca have, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Charles J. Scimeca and Tony N. Frudakis each sold 600,000 of their directly owned shares of the Issuer’s common stock on May 30, 2008.

(d) See Item 6 below.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 6, 2006, the Reporting Person entered into a Registration Rights Agreement with the Issuer in connection with the Valley Forge Transaction. The Registration Rights Agreement is attached to the Form 8-K filed by the Issuer on July 11, 2006, and is incorporated in its entirety herein by reference. Also on July 6, 2006, the Reporting Person entered into a Consulting Agreement and a Warrant Agreement with the Issuer. These transactions are disclosed on the Form 8-K filed by the Issuer on July 11, 2006 and are incorporated in this Schedule 13D by reference.

On August 11, 2006, the Company issued a convertible debenture to the Reporting Person in the amount of $42,000 in exchange for cash received. This debenture matures upon the earlier of twelve months from the date of the closing of the merger between the Issuer and the Reporting Person, which occurred on July 6, 2006, or upon the date of an “event of default” which would include any proceedings by the Issuer to seek protection due to insolvency. The stated interest rate is 4% per annum. The amounts due may be paid in cash or, upon mutual agreement of the parties, cash equivalents including but not limited to payment in the form of the Issuer’s common stock valued at $1.00 per share; or upon mutual agreement of the parties, The Reporting Person may apply amounts due toward the cash exercise of the remaining 2,800,00 Class A warrants granted to the Reporting Person as stated in detail within the Consulting Agreement.

On August 22, 2007, the Reporting Person entered into a put agreement whereby the Issuer could sell to the Reporting Person shares at $1.50 with a maximum credit line of $500,000. By January 10, 2008, the Issuer had exhausted the credit line. However, to date, the Issuer has not delivered the requisite 333,333 shares to the Reporting Person.

On March 13, 2008, the three shareholders of the Reporting Person entered into a stock redemption agreement to distribute the assets of the Reporting Person. The Common Stock and Class A Warrants of the Issuer will be distributed pro rata between the three shareholders of the Reporting Person. As of the date of this filing no distribution has occured.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Form 8-K filed July 11, 2006 by Valley Forge Composite Technologies, Inc. (1)

(1) Incorporated by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2008

By: /s/ Charles J. Scimeca
Charles J. Scimeca

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).